LAW OFFICES
JMS Law Group, PLLC
1000 Woodbury Road, Suite 110
Woodbury, NY 1797
TELEPHONE: (516) 422-6285 FACSIMILE: (516) 422-6286 E-MAIL: jstein@jmslg.com
  March 3, 2011
Craig Arakawa
Karl Hiller, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	China Ceetop.com, Inc. Item 4.01Form 8-K Filed February 16, 2011 File No. 000-53307

Dear Mssrs. Arakawa and Hiller:

This letter shall serve as a reply to your letter dated February 28, 2011.  Headings below refer to the headings as indicated in your letter.

Form 8-K filed February 16, 2011

1.
The disclosures in the Form 8-K have been expanded to state that during the two most recent fiscal years and any subsequent inter period prior to dismissal of M&K CPA’s, PLLC there were no disagreements with the former auditor on any matter of accounting principles or practices and no reportable events, to comply with Item 304(a)(1)(iv)(v).

2.	The subheading has been revised to correct the inconsistency to indicate Clement C.W. Chan & Co. is to serve as new auditors for the Company.

The Company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional requests please contact the undersigned at the number above.

Very truly yours, Jeffrey M. Stein

Cc: Weiliang Liu